AMENDMENT NO. 1
TO INVESTMENT SUB-ADVISORY AGREEMENT

Olive Street Investment Advisers, LLC and Loomis, Sayles & Company, L.P. hereby enter into this Amendment No. 1 to the INVESTMENT SUB-ADVISORY AGREEMENT dated as of June 12, 2015, by and between the Sub-adviser and the Adviser (the "Agreement") effective May 18, 2016, for the purpose of amending the Agreement as follows.

The following is added as the penultimate sentence in the last paragraph of Section 5 of the Agreement.

Additionally, the Sub-Adviser agrees that the Sub-Adviser shall be responsible for reasonable expenses incurred by the Fund or Adviser in responding to a legal, administrative, judicial or regulatory action, claim, or suit involving the Sub-adviser to which neither the Fund nor the Adviser is a party.

Schedule A of the Agreement is hereby deleted and Schedule A attached hereto is inserted in lieu thereof.

Except as modified herein, all other terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Agreement to be duly executed by their duly authorized officers, all on the day and year first set forth above.

OLIVE STREET INVESTMENT ADVISERS, LLC
(the Adviser)

By: /s/ William Fiala
Name:           William Fiala
Title:             Vice President

LOOMIS, SAYLES & COMPANY, L.P.
(the Sub-Adviser)

By: /s/ Lauren B. Pitalis
Name:           Lauren B. Pitalis
Title:             Vice President, Director of Client Intake

SCHEDULE A

FUNDS AND FEES

Series of Bridge Builder Trust	Annual Sub-advisory Fee Rate

Bridge Builder Core Plus Bond Fund	Up to and including $100,000,000	32 bps
	Over $100,000,000	20 bps

Bridge Builder Core Bond Fund	Up to $7,000,000,000	12 bps